

April 1, 2014

Via Facsimile
Mr. William Van Vliet
Chief Executive Officer
Renewable Fuel Corp
7251 West Lake Mead Boulevard, Suite 300
Las Vegas, NV 89128

      RE: **Renewable Fuel Corp**
               Form 10-K for the Year Ended September 30, 2013
               Filed February 4, 2014
               Response Letter Dated March 21, 2014
               File No. 0-53732

Dear Mr. Van Vliet:

We have reviewed your response letter dated March 21, 2014 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 1. Description of Business, page 4

Regulation, page 9

1.   We note that in response to comment one of our letter dated February 24, 2014 you make reference to another registrant's filing and to a third-party newsletter. Rather than referencing other sources, please show us what *your* discussion of the recent developments impacting the industries you compete in would look like.

Item 15. Exhibits and Financial Schedules, page 40

2.   We note your response to comment five in our letter dated February 24, 2014, however in your first quarterly report for 2014 you did not file the requested agreements. Please file these agreements as exhibits in your next Exchange Act report.

You may contact David Korvin, Staff Attorney, at (202) 551-3236 or, in his absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief